FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Terra sells Lycos shares to Daum Communications Corp	3

TERRA NETWORKS, S.A., a Telefónica, S.A. subsidiary, pursuant to the provisions of article 82 of the Spanish Stock Market Act, hereby communicates the following

RELEVANT FACT

Pursuant our Relevant Fact communication dated on August 2nd , 2004, we inform that on October 5th , 2004, TERRA NETWORKS, S.A. (hereinafter, TERRA) and the Korean company DAUM COMMUNICATIONS Corp. have executed the stock purchase agreement by which the former sells to the latter the entire stock of LYCOS, Inc., a TERRA subsidiary, once the administrative authorisations that might be necessary, and in particular, the approval by the US authorities for the Defence of Competition have been obtained.

Madrid, October 6th , 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 6th, 2004	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors